UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIB

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL ISSUES SECOND QUARTER UPDATE

Annual earnings guidance reduced; revenues still on plan

Montreal, July 7, 2004 - Dorel Industries Inc. (TSX: DII.A, DII.B; NASDAQ: DIIB) today said that continuing high raw material costs for steel, plastic and particle board have lowered juvenile and home furnishings segment margins. While revenues remain on plan, profitability has been affected. As such, Dorel announced that earnings results for the second quarter ended June 30, 2004 will be lower than current analyst expectations, but will be above the US$0.50 per share earned in the second quarter a year ago. The Company stated that it is expecting a stronger second half with margins improving throughout the balance of the year. However, full year earnings are not expected to reach previously issued guidance of US$3.12 to US$3.22 per share. As such, Dorel has lowered full year earnings per share guidance to between US$3.00 and US$3.15, an approximate 30% to 35% increase over the $2.32 per share earned in 2003.

Dorel President and CEO, Martin Schwartz cited several main causes for the increased costs. “As we have announced in the past, higher board prices remain a challenge for our RTA furniture business. During the second half of 2003, particle board prices for RTA furniture began to increase and a plan was established to gradually recoup these costs. We were successful in passing along some of these increases to our customers late in the second quarter. However, the reality of the margin squeeze that occurs between the timing of the higher costs incurred and the ability to pass these costs on to our customers has impacted our profitability. In the second half of the year, the situation is expected to improve as our price increases begin to have a more substantial affect on our earnings.”

Increased costs in plastics, caused by ongoing record high petroleum prices, has had the effect of reducing margins in the Juvenile segment. “The higher oil prices have forced many commodities to rapidly and unexpectedly rise in price.”, stated Mr. Schwartz.. “Higher costs for steel, which is used in all of our operating segments, have also squeezed our margins. Given the pricing pressures in the market, it will take the remainder of the year to begin to recover these cost increases.”

On a more positive note, Mr. Schwartz stated that the Company is continuing to command higher market share in its various divisions. Despite a soft economy in Europe, which has dampened demand, profitability at Dorel Juvenile Group Europe is expected to be better than last year’s results. “We anticipate a stronger second half with new juvenile product introductions, particularly in Europe, and ramped up production of the extremely successful Sting Ray bicycle. We are expecting the Sting Ray to be a very popular Christmas gift item this year. Earnings at Pacific Cycle, acquired in February 2004, are on target, with earnings weighted towards the second half of the year.”

Dorel CFO Jeffrey Schwartz explained, ”Our shortfall in earnings will be partially offset by a lower overall tax rate. Dorel’s tax rate is affected by the mix of taxable income in different jurisdictions. The Company’s overall tax rate is now expected to be below the 16.3% in the first quarter of 2004.”

Full results for the second quarter ended June 30, 2004 will be released August 4, 2004.

Profile

Dorel Industries Inc. is a global consumer products company which designs, manufactures or sources, markets and distributes a diverse portfolio of powerful product brands, marketed through its Juvenile, Home Furnishings, and Recreational/Leisure segments. US operations include the Dorel Juvenile Group USA, which incorporates the Cosco and Safety 1st brands; Ameriwood Industries, Cosco Home & Office; and Pacific Cycle, which includes the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Juvenile Group Canada, Ridgewood Industries and Dorel Home Products. The Dorel Juvenile Group Europe carries out activities throughout Europe, under the Maxi-Cosi, Quinny, Safety 1st, Bébé Confort, Babidéal, MonBébé and Baby Relax brands. Dorel Asia sources and imports home furnishings. Dorel employs approximately 5,000 people in fourteen countries. 2003 sales were US$1.2 billion. 2004 sales are expected to be between US$1.6 – US$1.8 billion.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

July 7, 2004